SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 8, 2000
(To Prospectus dated February 3, 1997)

                                  $200,000,000

                                Tosco Corporation
                       8-1/8% NOTES DUE FEBRUARY 15, 2030

                                   ----------

                  Interest payable on February 15 and August 15

                                   ----------

THIS SUPPLEMENT RELATES TO THE OFFERING BY US OF $200 MILLION OF ADDITIONAL NOTES. ON FEBRUARY 8, 2000, WE SOLD $400 MILLION OF NOTES PURSUANT TO A PROSPECTUS SUPPLEMENT. THIS SUPPLEMENT DOES NOT CONTAIN COMPLETE INFORMATION ABOUT THE OFFERING OF THE NOTES. ADDITIONAL INFORMATION IS CONTAINED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.

WE MAY REDEEM THE NOTES PRIOR TO MATURITY, IN WHOLE OR IN PART, AS DESCRIBED IN THE PROSPECTUS SUPPLEMENT. THERE WILL NOT BE A SINKING FUND FOR THE NOTES.

                                   ----------

                       PRICE 95.729% AND ACCRUED INTEREST

                                   ----------

                                             UNDERWRITING
                                             DISCOUNTS AND         PROCEEDS TO
                     PRICE TO PUBLIC          COMMISSIONS             TOSCO
                     ---------------         -------------         ------------

Per Note ...........     95.729%                 .875%                94.854%
Total ..............  $191,458,000            $1,750,000           $189,708,000


The Securities and Exchange Commission and states securities regulators have not approved or disapproved these securities, or determined if this Supplement, the accompanying Prospectus Supplement or Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on April 28, 2000.

                                   ----------

MORGAN STANLEY DEAN WITTER
               BANC ONE CAPITAL MARKETS, INC.
                        BNY CAPITAL MARKETS, INC.
                                  FLEETBOSTON ROBERTSON STEPHENS
                                          PNC CAPITAL MARKETS, INC.
                                                   RBC DOMINION SECURITIES INC.

April 25, 2000

                                TABLE OF CONTENTS

SUPPLEMENT
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE ...........................................................  SS-2
TOSCO CORPORATION ........................................................  SS-3
USE OF PROCEEDS ..........................................................  SS-4
CAPITALIZATION ...........................................................  SS-5
SELECTED CONSOLIDATED FINANCIAL DATA .....................................  SS-6
DESCRIPTION OF THE NOTES .................................................  SS-7
UNDERWRITING .............................................................  SS-7
FORWARD-LOOKING INFORMATION ..............................................  SS-8
CERTAIN U.S. FEDERAL INCOME TAX
  CONSEQUENCES TO NON-U.S. HOLDERS .......................................  SS-9
LEGAL MATTERS ............................................................  SS-9
EXPERTS ..................................................................  SS-9

PROSPECTUS SUPPLEMENT
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE ...........................................................   S-2
FORWARD-LOOKING INFORMATION ..............................................   S-3
TOSCO CORPORATION ........................................................   S-4
USE OF PROCEEDS ..........................................................   S-6
CAPITALIZATION ...........................................................   S-7
SELECTED CONSOLIDATED FINANCIAL DATA .....................................   S-8
DESCRIPTION OF THE NOTES .................................................   S-9
CERTAIN U.S. FEDERAL INCOME TAX
  CONSEQUENCES TO NON-U.S. HOLDERS .......................................  S-14
UNDERWRITING .............................................................  S-16
NOTICE TO CANADIAN RESIDENTS .............................................  S-17
LEGAL MATTERS ............................................................  S-18
EXPERTS ..................................................................  S-18

PROSPECTUS
AVAILABLE INFORMATION ....................................................     2
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE ...........................................................     3
THE COMPANY ..............................................................     4
USE OF PROCEEDS ..........................................................     5
RATIOS OF EARNINGS TO FIXED CHARGES AND
  EARNINGS TO COMBINED FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS ..........................................     5
DESCRIPTION OF DEBT SECURITIES ...........................................     6
DESCRIPTION OF PREFERRED STOCK ...........................................    12
DESCRIPTION OF DEPOSITARY SHARES .........................................    15
DESCRIPTION OF COMMON STOCK ..............................................    18
PLAN OF DISTRIBUTION .....................................................    18
LEGAL MATTERS ............................................................    19
EXPERTS ..................................................................    19


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     This document is in three parts. The first part is this supplement which describes the present offering and certain recent developments relating to our business. The second part is the prospectus supplement, which describes the specific terms of the Notes we are offering and certain other matters relating to our business. The third part, the accompanying prospectus, gives more general information, some of which does not apply to this series of Notes we are offering. Generally, when we refer to the prospectus, we are referring to all parts combined. If the description of your Notes varies between the supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the supplement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We have filed the following documents with the Securities and Exchange Commission pursuant to the Exchange Act and are incorporating them by reference:

          1.   Our Annual Report on Form 10-K for the year ended December 31,
               1999.

          2.   Our Proxy Statement for our 2000 Annual Meeting of Stockholders.

     See "Incorporation of Certain Documents by Reference" in the accompanying prospectus supplement and prospectus.

                                TOSCO CORPORATION

     We are one of the largest independent refiners and marketers of petroleum products in the United States, operating principally on the East and West Coasts of the United States. We operate eight refineries with the capacity to process approximately 950,000 barrels per day of crude oil, feedstocks and blendstocks into various petroleum products. Through our retail distribution network, we sell approximately 4.5 billion gallons of fuel annually. We became one of the nation's largest operators of company-controlled convenience stores in 1996 when we purchased the Circle K Corporation. In 1997, we expanded our network by acquiring Union Oil Company of California's West Coast retail, terminal and pipeline distribution system. On February 29, 2000, we further expanded our retail distribution through the acquisition of 1,740 gasoline and convenience outlets from Exxon Corporation and Mobil Oil Corporation.

     We were incorporated under the laws of the State of Nevada in 1955. Our principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902, and our telephone number is (203) 977-1000.

RECENT EVENTS

PENDING ACQUISITION OF WOOD RIVER REFINERY

     On April 6, 2000, we entered into a letter of intent with Equilon Enterprises LLC (a joint venture of Texaco Inc. and Shell Oil Co.) to acquire from it and an affiliate the Wood River Refinery and Chemical Complex, both located in Wood River, Illinois, for a purchase price of approximately $420 million. The Wood River Refinery has a refining capacity of 295,000 barrels per day.

     The transaction is expected to close in June 2000. Completion of the transaction is subject to the satisfaction of certain conditions, including obtaining regulatory approvals and the execution of definitive agreements.

     The purchase price for the acquisition, including working capital, is expected to be derived from a combination of the proceeds of this offering, available cash and borrowings under our revolving credit agreement or the incurrence of other short-term debt.

EXXON MOBIL ACQUISITION

     On February 28, 2000, we acquired from Exxon Corporation and Mobil Oil Corporation retail systems consisting of approximately 1,740 retail gasoline and convenience outlets for $860 million. We also acquired undeveloped sites and will be acquiring distribution terminals, all of which Exxon Mobil divested under a Federal Trade Commission consent decree. The acquired stations comprised the Exxon system from New York through Maine (the "Northeast Territory") and the Mobil system from New Jersey through Virginia (the "Middle Atlantic Territory"). The outlets include approximately 685 owned or leased sites and approximately 1,055 additional open dealers and branded distributor sites. The new sites complement our existing East Coast retail network, which is comprised of over 700 stations located in the Southeast and a smaller "BP" jobber network in the Northeast. We have the exclusive right to use the "Exxon" brand in the Northeast Territory and the "Mobil" brand in the Middle Atlantic Territory for ten years and the products and services associated with each brand. Our two East Coast refineries, which produce approximately 19 million gallons of petroleum products each day, will be used to supply this retail outlet system.

     The purchase price for the acquisition, including working capital, was derived from a combination of the proceeds of the February 2000 offering of $400 million of Notes, $600 million of off-balance sheet lease financing, our available cash and borrowings under our revolving credit agreement.

FIRST QUARTER 2000 EARNINGS

     Our net income for the quarter ended March 31, 2000 was $74.9 million ($0.50 per diluted share) on sales of $4.6 billion compared to net income for the quarter ended March 31, 1999 of $27.9 million ($0.18 per diluted share) on sales of $2.6 billion. There were no special items for either quarter.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the Notes to pay a portion of the purchase price for the acquisition of the Wood River Refinery. The aggregate purchase price for the refinery is approximately $420 million. We expect to finance the remainder of the purchase price from a combination of our available cash and borrowings under our revolving credit agreement or the incurrence of other short-term debt. If this acquisition is not consummated, the net proceeds will be used to repay indebtedness outstanding under our new revolving credit agreement and for working capital and general corporate purposes. One-half of our new revolving credit agreement matures in February 2005, and the other half matures in February 2001. Our new revolving credit agreement bears interest at a margin over one of several fluctuating rates. The interest rate on loans under our prior revolving credit agreement averaged 5.65% for the year ended December 31, 1999. In 1999, borrowings under our prior revolving credit agreement were used for working capital and general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999, (i) the actual consolidated capitalization of Tosco; (ii) pro forma adjustments resulting from the February 2000 Exxon Mobil acquisition consisting of the purchase of retail systems for $860 million, the sale of $400 million of Notes, off-balance sheet financing of $600 million, the payment of $15 million of financing costs and the repayment of $125 million under our revolving credit facility; and (iii) pro forma adjustments resulting from the Wood River Refinery acquisition consisting of the purchase of the refinery and chemical complex for $420 million, purchase of inventories for $300 million, issuance and sale of $200 million of Notes, the incurrence of $200 million floating rate short-term debt, payment of $3 million of financing costs, and borrowings of $323 million under our revolving credit agreement. The following table should be read in conjunction with our consolidated financial statements and related notes which are incorporated herein by reference.

                                                                      DECEMBER 31, 1999
                                                     ------------------------------------------------------
                                                                   EXXON MOBIL    WOOD RIVER
                                                     HISTORICAL    ACQUISITION    ACQUISITION   AS ADJUSTED
                                                     ----------    -----------    -----------   -----------
Cash, cash equivalents, marketable securities,
  and deposits (a) ..............................     $   82.1       $   --         $ --        $   82.1
                                                      ========       ========       ======      ========
Collateralized debt:
  First Mortgage Bonds (collateralized by the
    Avon Refinery) ..............................     $  200.0       $   --         $ --        $  200.0
  Bayway Bonds (guaranteed on a collateral
    basis by the Bayway Refining Company) .......        150.0           --           --           150.0
  Capital leases ................................         36.2           --           --            36.2
  Other .........................................          3.1           --           --             3.1
Uncollateralized debt:
  Revolving Credit Facility (b) .................        106.0         (125.0)       323.0         304.0
  7% Notes due July 15, 2000 ....................        125.0           --           --           125.0
  7.625% Notes due May 15, 2006 .................        240.0           --           --           240.0
  7.25% Notes due January 7, 2007 ...............        200.0           --           --           200.0
  7.8% Debentures due January 7, 2027 ...........        300.0           --           --           300.0
  7.9% Debentures due January 7, 2047 ...........        100.0           --           --           100.0
  8.125% Notes due February 15, 2030 ............         --            400.0        200.0         600.0
  Floating rate short-term debt .................         --             --          200.0         200.0
Total debt ......................................      1,460.3          275.0        723.0       2,458.3
                                                      --------       --------       ------      --------
Less current portion ............................          1.4           --          200.0         201.4
                                                      --------       --------       ------      --------
Total long-term debt ............................     $1,458.9       $  275.0       $523.0      $2,256.9
                                                      ========       ========       ======      ========
5.75% Company-obligated, mandatorily
  redeemable, convertible preferred securities
  of Tosco Financing Trust (c) ..................     $  300.0       $   --         $ --        $  300.0
                                                      ========       ========       ======      ========
Shareholders' equity:
  Common stock, $0.75 par value,
    250,000,000 shares authorized,
    177,823,514 shares issued ...................     $  133.6       $   --         $ --        $  133.6
  Additional paid-in capital ....................      2,033.4           --           --         2,033.4
  Retained earnings .............................        725.2           --           --           725.2
  Treasury stock, at cost .......................       (783.9)          --           --          (783.9)
                                                      --------       --------       ------      --------
Total shareholders' equity ......................     $2,108.3       $   --         $ --        $2,108.3
                                                      ========       ========       ======      ========
Total capitalization ............................     $3,867.2       $  275.0       $523.0      $4,665.2
                                                      ========       ========       ======      ========

----------
(a) Includes $17.5 million of restricted cash held by a wholly-owned subsidiary of Tosco.

(b) At December 31, 1999, our prior revolving credit agreement provided for an extension of up to $900.0 million in credit. At that date, we had $106.0 million of cash borrowings and outstanding letters of credit of approximately $63.3 million under this revolving credit agreement. On February 8, 2000, we entered into a Fifth Amended and Restated Credit Agreement which provides for an extension of up to $750 million in credit.

(c) The sole assets of the Trust are 5.75% convertible debentures of Tosco due 2026 with a principal amount of $300 million.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for each of the five years in the period ended December 31, 1999. This table should be read in conjunction with our consolidated financial statements and related notes incorporated herein by reference.

                                                                   YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                              1999           1998          1997(1)       1996(2)        1995
                                            ---------      ---------     ---------       --------      --------
                                                              (IN MILLIONS, EXCEPT RATIO DATA)
INCOME STATEMENT DATA
Sales ....................................  $14,362.1      $12,021.5     $13,281.6       $9,922.6      $7,284.1
Operating contribution(3) ................    1,258.8        1,215.7       1,168.1          725.6         389.4
Income before income taxes and
  distributions on Trust
  Preferred Securities ...................      765.9          198.8         380.8          247.8         127.4
Net income ...............................     $441.7         $106.2        $212.7         $146.3         $77.0
OTHER FINANCIAL DATA
Ratio of earnings to fixed charges(4) ....      5.17x          1.91x         2.76x          3.00x         2.49x

                                                                     AS OF DECEMBER 31,
                                            -------------------------------------------------------------------
                                              1999           1998           1997          1996          1995
                                            ---------      ---------     ---------       --------      --------
                                                                        (IN MILLIONS)

BALANCE SHEET DATA
Total assets .............................  $ 6,212.4      $ 5,842.8     $ 5,974.9       $3,554.8      $2,003.2
Long-term debt(5) ........................    1,458.9        1,554.6       1,581.3          826.8         624.0
Trust Preferred Securities ...............      300.0          300.0         300.0          300.0            --
Shareholders' equity .....................    2,108.3        1,913.0       1,944.1        1,070.3         627.1
Total capitalization .....................    3,867.2        3,767.6       3,825.4        2,197.2       1,251.1

----------
(1) Includes the operations of 76 Products for the period commencing on March 31, 1997, the date of acquisition.

(2) Includes the operations of The Circle K Corporation for the period commencing on May 30, 1996, the date of acquisition.

(3)  Operating contribution is calculated as sales minus cost of sales.

(4) For purposes of computing the ratio of fixed charges, earnings consist of consolidated income from operations before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt, one third (the proportion deemed representative of the interest factor) of net rentals and amortization of debt discount and expense. Earnings for the year ended December 31, 1999 include a $240 million write-up of LIFO inventories previously written down to their net realizable value. The ratio of earnings to fixed charges for 1999 would have been 3.83x excluding the inventory write-up. Earnings for the year ended December 31, 1998 include a fourth quarter writedown of LIFO inventories of $240 million. The ratio of earnings to fixed charges for 1998 would have been 3.12x excluding the inventory writedown.

(5) Long-term debt includes the outstanding balance under our revolving credit agreement and the noncurrent portion of long-term debt.

                            DESCRIPTION OF THE NOTES

     We sold $400 million of Notes on February 8, 2000. The additional $200 million of Notes we are offering by this Supplement will be identical to the Notes we sold in February, except they will be initially dated the closing date of this offering. Interest on the Notes will accrue from February 15, 2000. See "Description of the Notes" in the Prospectus Supplement.


                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated as of April 25 2000, we have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, the following respective principal amounts of the Notes:

                                                             PRINCIPAL
            UNDERWRITERS                                  AMOUNT OF NOTES
            ------------                                  ---------------
            Morgan Stanley & Co. Incorporated ...........   $140,000,000
            Banc One Capital Markets, Inc. ..............     12,000,000
            BNY Capital Markets, Inc. ...................     12,000,000
            FleetBoston Robertson Stephens Inc. .........     12,000,000
            PNC Capital Markets, Inc. ...................     12,000,000
            RBC Dominion Securities Inc. ................     12,000,000
                                                            ------------
                Total                                       $200,000,000
                                                            ============

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by counsel and to certain other conditions.

     The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession, not in excess of .50% of the principal amount of the Notes. Any underwriter may allow, and those dealers may reallow, a concession, not in excess of .25% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are not listed on a national securities exchange, but we have been advised by the several underwriters that those firms presently intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     We estimate that our out-of-pocket expenses for this offering will be approximately $500,000.


     In order to facilitate the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The underwriters and/or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to Tosco in the ordinary course of business for which the underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of pocket expenses. Affiliates of some of the underwriters are lenders or agents under our new revolving credit agreement.

                           FORWARD-LOOKING INFORMATION

     Statements and financial discussion and analysis contained in this supplement, the prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

     o    changes in the reliability and efficiency of our operating facilities;

     o increased competition (including both pricing and expansion and retirement of refinery capacity in response to market conditions);

     o    changes in industry-wide refining margins;

     o volatility in the marketplace which may affect market supply and demand for our products;


     o    variation in commodity prices and crude oil supply;


     o political and economic conditions in international markets in which we operate;

     o    our success in integrating assets acquired from Exxon Mobil;

     o    our success in integrating the Wood River Refinery;

     o changes in the availability of debt and equity financing resulting in increased costs or reduced liquidity;

     o    risks related to labor relations;

     o    nonperformance by major customers;

     o general economic, financial and business conditions which could affect our financial condition and results of operations;

     o changes in applicable statutes and government regulations or their interpretations;

     o claims of our noncompliance with statutory and regulatory requirements; and

     o    changes in the status of litigation to which we are a party.

     The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. All forward-looking statements included in this supplement, the prospectus supplement and the accompanying prospectus are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

        CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Purchasers of the Notes should carefully consider the income tax consequences of an investment in the Notes discussed under "Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders" in the Prospectus Supplement.

                                  LEGAL MATTERS

     Our counsel, Stroock & Stroock & Lavan LLP of New York, New York, will pass upon the validity of the Notes. Andrews & Kurth L.L.P. of New York, New York, will pass upon the validity of the Notes for the underwriters.

                                     EXPERTS

     The financial statements incorporated in this Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 3, 1997


                                  $400,000,000
                                Tosco Corporation
                       8 1/8 % Notes Due February 15, 2030

                                   -----------

     We will pay interest on the Notes on February 15 and August 15 of each year. The first interest payment will be made on August 15, 2000. We may redeem the Notes prior to maturity, in whole or in part, as described in this prospectus supplement. There will not be a sinking fund for the Notes.

                                                                         Underwriting
                                                       Price to          Discounts and           Proceeds to
                                                      Public (1)          Commissions             Tosco (1)
                                                      ----------          -----------             ---------

Per Note ...............................                98.947%             0.875%                  98.072%
Total ..................................             $395,788,000         $3,500,000             $392,288,000

(1)  Plus accrued interest, if any, from February 15, 2000.

     Delivery of the Notes, in book-entry form only, will be made on or about February 15, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.


                           Joint Book-Running Managers
Credit Suisse First Boston                            Morgan Stanley Dean Witter

                                   -----------


CIBC World Markets

            Donaldson, Lufkin & Jenrette

                                 Lehman Brothers

                                               Merrill Lynch & Co.

                                                            Salomon Smith Barney





           The date of this prospectus supplement is February 8, 2000.

                                TABLE OF CONTENTS



PROSPECTUS SUPPLEMENT                                             PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS                                AVAILABLE INFORMATION ...........................   2
  BY REFERENCE ..................................   S-2           INCORPORATION OF CERTAIN DOCUMENTS BY
FORWARD-LOOKING INFORMATION .....................   S-3             REFERENCE .....................................   3
TOSCO CORPORATION ...............................   S-4           THE COMPANY .....................................   4
USE OF PROCEEDS .................................   S-6           USE OF PROCEEDS .................................   5
CAPITALIZATION ..................................   S-7           RATIOS OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL DATA ............   S-8             AND EARNINGS TO COMBINED FIXED
DESCRIPTION OF THE NOTES ........................   S-9             CHARGES AND PREFERRED STOCK DIVIDENDS .........   5
CERTAIN U.S. FEDERAL INCOME TAX                                   DESCRIPTION OF DEBT SECURITIES ..................   6
  CONSEQUENCES TO NON-U.S. HOLDERS ..............   S-14          DESCRIPTION OF PREFERRED STOCK ..................  12
UNDERWRITING ....................................   S-16          DESCRIPTION OF DEPOSITARY SHARES ................  15
NOTICE TO CANADIAN RESIDENTS ....................   S-17          DESCRIPTION OF COMMON STOCK .....................  18
LEGAL MATTERS ...................................   S-18          PLAN OF DISTRIBUTION ............................  18
EXPERTS .........................................   S-18          LEGAL MATTERS ...................................  19
                                                                  EXPERTS .........................................  19

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes we are offering and certain other matters relating to our business. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this series of Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts combined. If the description of your Notes varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We have filed the following documents with the Securities and Exchange Commission pursuant to the Exchange Act and are incorporating them by reference:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1998.

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

     5. Our Proxy Statement for our 1999 Annual Meeting of Stockholders.

     See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

                          FORWARD-LOOKING INFORMATION

     Statements and financial discussion and analysis contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:


     o    changes in the reliability and efficiency of our operating facilities;

     o increased competition (including both pricing and expansion and retirement of refinery capacity in response to market conditions);

     o    changes in industry-wide refining margins;

     o volatility in the marketplace which may affect market supply and demand for our products;

     o variation in commodity prices and crude oil supply; o political and economic conditions in international markets in which we operate;

     o our success in integrating assets acquired from Exxon Mobil; o changes in the availability of debt and equity financing resulting in increased costs or reduced liquidity;

     o    risks related to labor relations;

     o    nonperformance by major customers;

     o general economic, financial and business conditions which could affect our financial condition and results of operations;

     o changes in applicable statutes and government regulations or their interpretations;

     o claims of our noncompliance with statutory and regulatory requirements; and

     o    changes in the status of litigation to which we are a party.

     The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. All forward-looking statements included in this prospectus supplement and the accompanying prospectus are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

                                TOSCO CORPORATION

     We are one of the largest independent refiners and marketers of petroleum products in the United States, operating principally on the East and West Coasts of the United States. We operate eight refineries with the capacity to process approximately 950,000 barrels per day of crude oil, feedstocks and blendstocks into various petroleum products. Through our retail distribution network, we sell approximately 4.5 billion gallons of fuel annually. We became one of the nation's largest operators of company-controlled convenience stores in 1996 when we purchased The Circle K Corporation. In 1997, we further expanded our network by acquiring Union Oil Company of California's ("Unocal") West Coast refining, retail, terminal and pipeline distribution system. We entered into an agreement as of December 1, 1999 with Exxon Mobil Corporation to purchase approximately 1,740 additional retail gasoline and convenience outlets. See "--Exxon Mobil Acquisition."

     We were incorporated under the laws of the State of Nevada in 1955. Our principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902, and our telephone number is (203) 977-1000.

Refining

     We operate five major refinery systems that process crude oil, feedstocks and blendstocks into various petroleum products, chiefly light transportation fuels (gasoline, diesel and jet fuel) and heating oil. For the year ended December 31, 1999, we processed an average of 850,900 barrels per day and produced an average of 845,600 barrels of petroleum products per day. We sell barge, truckload and pipeline quantities of fuel at terminals, primarily to independent marketers and to our own retail marketing system.

     Our refining facilities are located on the East and West Coasts of the United States.

                                                                           Refining
                                                                     Capacity in Barrels
                                                                        Per Day (bpd)
                                                                        -------------
     East Coast
     Bayway Refinery                        Linden, NJ                     275,000
     Trainer Refinery                       Trainer, PA                    175,000
                                                                           -------
                                                                           450,000
     West Coast
     Ferndale Refinery                      Ferndale, WA                   100,000
     Los Angeles Refinery System(1)         Los Angeles, CA                145,000
     San Francisco Area Refinery(2)         San Francisco, CA              255,000
                                                                           -------
                                                                           500,000

                                            Total Capacity                 950,000
                                                                           =======

     In addition, we operate:

     o    21 company-controlled wholesale terminals;

     o    Approximately 1,300 miles of pipelines; and

     o    Lubricant blending, packaging and wholesale marketing business.

Marketing

     We are one of the largest operators of company-controlled convenience stores in the United States. For the twelve months ended December 31, 1999, our network of approximately 4,500 retail outlets, approximately 2,000 of which are company-controlled and operated under the "Circle K" brand, sold approximately
4.5 billion gallons of gasoline and diesel fuel, and over $2.0 billion in convenience store merchandise.

     Our retail outlets, located in 30 states, sell transportation fuels under such well-known brands as "76", "BP" and "Exxon", and convenience store merchandise under the recognized "Circle K" brand. We own the "76"

--------------

(1) Consists of two linked refineries located in Carson and Wilmington, California.

(2) Consists of three refineries operated on an integrated basis: the Avon Refinery and Rodeo Refinery, both located in the San Francisco Bay area, and Santa Maria Refinery located on the mid-California coast.

trademark for retail fuel marketing worldwide and have rights to the "Exxon" brand in Arizona through 2001. In addition, our "76" brand is the Official Fuel of NASCAR(R) and in 1998, "Circle K" was named the Official Convenience Store of NASCAR(R). We are currently in the process of rebranding many of our gasoline stations to capitalize on the strength of our "76" and "Circle K" brand names.

     The major assets in our marketing operations at December 31, 1999 include:

     o    2,070 company-operated retail outlets;

     o    1,384 company-controlled, dealer-operated retail outlets;

     o    978 independently owned retail outlets; and

     o    67 fee operated retail outlets.

Exxon Mobil Acquisition

     We entered into an agreement as of December 1, 1999 with Exxon Mobil Corporation to acquire retail systems consisting of approximately 1,740 retail gasoline and convenience outlets for $860 million. We also acquired the right to buy undeveloped sites and distribution terminals, all of which Exxon Mobil is divesting under a Federal Trade Commission consent decree. The acquired stations comprise the Exxon system from New York through Maine (the "Northeast Territory") and the Mobil system from New Jersey through Virginia (the "Middle Atlantic Territory"). The outlets include approximately 686 owned or leased sites and approximately 1,054 additional open dealers and branded distributor sites. The new sites are expected to complement our existing East Coast retail network, which is comprised of over 700 stations located in the Southeast and a smaller "BP" jobber network in the Northeast. We have the exclusive right to use the "Exxon" brand in the Northeast Territory and the "Mobil" brand in the Middle Atlantic Territory for ten years and the products and services associated with each brand. Our two East Coast refineries, which produce approximately 19 million gallons of petroleum products each day, will be used to supply this retail outlet system. The purchase price may increase by up to $20 million if Mobil does not sell certain retail outlets to other buyers pursuant to contracts Mobil entered into before the date of our acquisition agreement. The purchase price may increase by an additional $5 million if we exercise our right to purchase Mobil's distribution terminal in Manassas, Virginia. The transaction is expected to close in late February 2000.

     The purchase price for the acquisition, including working capital, is expected to be derived from a combination of our available cash, borrowings under our revolving credit agreement, the proceeds of this offering, off-balance sheet lease financing and the sale of certain stations to the existing dealers.

Recent Events

   Fourth Quarter 1999 Earnings

     Our net income (before special items) for the quarter ended December 31, 1999 was $53.4 million ($0.36 per diluted share) on sales of $4.2 billion compared to net income (before special items) for the quarter ended December 31, 1998 of $47.9 million ($0.30 per share). Special items for the 1999 fourth quarter consist of a $240.0 million ($141.6 million after tax and $0.91 per share) write-up of LIFO inventories previously written-down to their net realizable value, off-period insurance recoveries of $26.5 million ($15.6 million after tax and $0.10 per share), and $8.0 million ($4.7 million after tax and $0.03 per share) for a LIFO inventory liquidation gain. Our net income (including the special items) for the 1999 fourth quarter was $215.3 million ($1.40 per share). The inventory write-up is a result of the market recovery in crude oil and product prices in 1999. Special items for the 1998 fourth quarter included a $240.0 million ($0.91 per share) write-down of LIFO inventories to carrying value and a $40.0 million ($0.15 per share) restructuring charge at the San Francisco Area Refinery system. Our net loss (after special items) for the quarter ended December 31, 1998 was $115.9 million ($0.76 per share).

     Our net income (before special items) for the year ended December 31, 1999 was $296.9 million ($1.92 per diluted share) on sales of $14.4 billion. These results, which include insurance recoveries related to the Avon Refinery incident which replaced otherwise lost operational profit, represent a 10% increase in net income (before special items) compared to the 1998 amount of $270.0 million ($1.66 per share) on sales of $12.0 billion. Special items for 1999 consisted of the $240.0 million ($0.89 per share) inventory write-up, a $40.5 million ($23.9 million after tax and $0.15 per share) gain on the sale of 372 non-core retail stores, the $8.0 million

($0.03 per share) LIFO inventory liquidation gain, and non-recurring costs of $43.1 million ($25.4 million after tax and $0.16 per share) related to the restart of the Avon Refinery following its stand-down for a safety review. Special items for 1998 consisted of a non-cash fourth quarter inventory write-down of $240 million ($0.85 per share) and a $40 million ($0.14 per share) restructuring charge. The inventory write-down was a result of the decline in crude oil prices late in 1998.

   Acquisitions/Divestitures

     We are continuing our program of upgrading our retail system by selling under-performing assets and acquiring high-quality outlets in core areas.

     o During 1999, we sold 372 convenience stores. These stores were located in areas of the United States in which we did not have a significant market share.

     o In late June 1999, we acquired 110 retail gasoline and service station sites located principally in seven major Southeastern urban areas.

     o In July 1999, we purchased 27 retail gasoline and service station sites located in Pittsburgh, Pennsylvania.

     o In October 1999, we acquired 67 high-quality gasoline stations and convenience stores in the Southeast plus 20 land bank undeveloped sites.

     All of these newly acquired sites will eventually be rebranded to our "Circle K" convenience store brand and "76" fuel brand.

   Joint Venture

     In February 1999, we signed a memorandum of understanding to create a 50/50 joint venture with Union Carbide Corporation for the marketing of polypropylene. A 775 million pounds per year polypropylene plant is being constructed at the Bayway Refinery over the next two years. When completed, the joint venture is expected to be one of the top five suppliers of polypropylene in North America. The production from this new plant and Union Carbide's plants in Seadrift, Texas and Norco, Louisiana, estimated to be a combined 1.6 billion pounds per year, are expected to be committed to the joint venture and marketed by Union Carbide. Completion of the joint venture is subject to execution of definitive documents and satisfactory compliance with various conditions. We cannot assure you that these conditions will be met or that the joint venture will operate as planned.

   Unocal Payments

     On March 31, 1997, pursuant to a purchase and sale agreement, we acquired Unocal's West Coast petroleum refining, marketing and related supply and transportation assets. The sale and purchase agreement entitled Unocal to receive contingent payments through March 31, 2003 of up to $250 million if certain margins exceeded specified base indices. In December 1999, we entered into an agreement with Unocal where we agreed to pay Unocal $50 million as a contingency payment under the sale and purchase agreement in two equal installments in December 1999 and January 2000. In addition, we reduced the remainder of the maximum contingent payment under the sale and purchase agreement to $100 million.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the Notes to pay a portion of the purchase price for the acquisition of the assets described herein from Exxon Mobil Corporation and to repay borrowings under our new revolving credit facility. The aggregate purchase price for Exxon Mobil's retail system is approximately $860 million. We expect to finance approximately $600 million of the purchase price from a combination of our available cash and off-balance sheet lease financing. In addition, certain of the acquired service stations may be sold to existing dealers subsequent to the closing of the acquisition. If this acquisition is not consummated, the net proceeds will be used to repay indebtedness outstanding under our new revolving credit facility and for working capital and general corporate purposes. One-half of our new revolving credit facility matures in February 2005, and the other half matures in February 2001. Our new revolving credit facility bears interest at a margin over one of several fluctuating rates. The interest rate on loans under our existing revolving credit facility averaged 5.65% for the year ended December 31, 1999. In 1999, borrowings under our existing revolving credit facility were used for working capital and general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1999, (i) the actual unaudited consolidated capitalization of Tosco and (ii) the unaudited consolidated capitalization of Tosco as adjusted to reflect (x) the issuance and sale of the Notes, (y) the application of the estimated net proceeds from the sale of the Notes to pay a portion of the acquisition price for the Exxon Mobil assets and (z) the payment of approximately $15 million of financing costs associated with the Notes and an off-balance sheet financing of approximately $600 million expected to be consummated in conjunction with the acquisition. The following table should be read in conjunction with our consolidated financial statements and related notes which are incorporated herein by reference.

                                                                           September 30, 1999
                                                                           ------------------
                                                                        Historical    As Adjusted
                                                                        ----------    -----------
                                                                             (in millions)

Cash, cash equivalents, marketable securities and deposits (a) .......   $   83.2    $   83.2
                                                                         ========    ========
Collateralized debt:
  Mortgage bonds guaranteed on a collateralized basis by the
    Bayway Refining Company ..........................................   $  150.0    $  150.0
  Mortgage bonds collateralized by the Avon Refinery .................      200.0       200.0
  Capital leases .....................................................       36.4        36.4
  Other ..............................................................        3.8         3.8

Uncollateralized debt:
  7% Notes due 2000 ..................................................      125.0       125.0
  7.625% Notes due 2006 ..............................................      240.0       240.0
  7.25% Notes due 2007 ...............................................      200.0       200.0
  7.8% Debentures due 2027 ...........................................      300.0       300.0
  7.9% Debentures due 2047 ...........................................      100.0       100.0
  8.125% Notes due 2030 ..............................................       --         400.0
  Revolving credit facilities (b) ....................................      206.0        81.0
                                                                         --------    --------
  Total debt, including current portion ..............................    1,561.2     1,836.2
  Less current portion ...............................................        1.4         1.4
                                                                         --------    --------
        Total long-term debt .........................................   $1,559.8    $1,834.8
                                                                         ========    ========
5.75% company-obligated, mandatorily redeemable, convertible preferred
    securities of Tosco Financing Trust (c) ..........................   $  300.0    $  300.0
                                                                         ========    ========

Shareholders' equity:
  Common Stock, $.75 par value, 250,000,000 shares authorized,
    177,823,514 shares issued ........................................   $  133.6    $  133.6
  Additional paid-in capital .........................................    2,033.4     2,033.4
  Retained earnings ..................................................      520.0       520.0
  Treasury stock, at cost ............................................     (784.0)     (784.0)
                                                                         --------    --------
        Total shareholders' equity ...................................   $1,903.0    $1,903.0
                                                                         ========    ========
Total capitalization .................................................   $3,762.8    $4,037.8
                                                                         ========    ========

-----------------

(a) Includes approximately $17.5 million of restricted cash held by a wholly-owned subsidiary of Tosco.

(b) A portion of the estimated net proceeds from the sale of the Notes will be used to repay borrowings under our revolving credit facility. At September 30, 1999, our existing revolving credit facility provided for an extension of up to $900.0 million in credit. At that date, we had $206.0 million of cash borrowings and outstanding letters of credit of approximately $34.0 million under this revolving credit facility. We entered into a Fifth Amended and Restated Credit Agreement as of February 8, 2000 which provides for an extension of up to $750 million in credit.

(c) The sole assets of the Trust are 5 3/4% convertible debentures of Tosco due 2026 with a principal amount of $300 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for each of the five years in the period ended December 31, 1998 and for the nine-month periods ended September 30, 1998 and 1999. The selected consolidated financial data for the interim periods have been derived from the unaudited interim financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation. The selected consolidated financial data for the interim periods are not necessarily indicative of the results to be achieved for the full years. This table should be read in conjunction with our consolidated financial statements and related notes incorporated herein by reference.

                                   Nine Months Ended
                                     September 30,                       Year Ended December 31,
                               --------------------   ------------------------------------------------------------
                                  1999       1998        1998           1997(1)       1996(2)    1995       1994
                               ---------   --------   ---------      ---------      --------   --------   --------
                                                  (in millions, except per share and ratio data)
Income Statement Data
Sales ......................   $10,176.4   $9,180.0   $12,021.5      $13,281.6      $9,922.6   $7,284.1   $6,365.8
Operating contribution(3) ..       951.1      936.5     1,215.7        1,168.1         725.6      389.4      333.2
Income before income taxes
  and distributions on trust
  preferred securities .....       396.8      392.6       198.8          380.8         247.8      127.4      133.8
Net income .................   $   226.4   $  222.1   $   106.2      $   212.7      $  146.3   $   77.0   $   83.8
Other Financial Data
Ratio of earnings to fixed
  charges(4) ...............       4.12x      3.72x       1.91x          2.76x         3.00x      2.49x      2.83x

                                As of September 30,                      As of December 31,
                               --------------------   ------------------------------------------------------------
                                 1999        1998        1998           1997          1996       1995       1994
                               ---------   --------   ---------      ---------      --------   --------   --------
                                                                    (in millions)
Balance Sheet Data
Total assets .............    $6,013.2   $5,932.3    $5.842.8         $5,974.9      $3,554.8   $2,003.2   $1,797.2
Long-term debt(5) ........     1,559.8    1,509.3     1,554.6          1,581.3         826.8      624.0      687.4
Trust Preferred Securities       300.0      300.0       300.0            300.0         300.0       --         --
Shareholders' equity .....     1,903.0    2,070.0     1,913.0          1,944.1       1,070.3      627.1      575.5
Total capitalization .....     3,762.8    3,879.3     3,767.5          3,825.3       2,197.2    1,251.1    1,262.9

(1) Includes the operations of 76 Products for the period commencing on March 31, 1997, the date of acquisition.

(2) Includes the operations of The Circle K Corporation for the period commencing on May 30, 1996, the date of acquisition.

(3)  Operating contribution is calculated as sales minus cost of sales.

(4) For purposes of computing the ratio of fixed charges, earnings consist of consolidated income from operations before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt, one third (the proportion deemed representative of the interest factor) of net rentals and amortization of debt discount and expense. Earnings for the year ended December 31, 1998 include a fourth quarter writedown of LIFO inventories of $240 million. The ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 3.12x excluding the inventory writedown.

(5) Long-term debt includes the outstanding balance under our existing revolving credit facility and the noncurrent portion of long-term debt.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which reference is hereby made. You can find the definitions of certain terms used in this description under "--Certain Definitions." Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying prospectus. The Notes will be our unsecured general obligations and will be issued under an indenture dated as of May 1, 1996 (the "Indenture"), between us and State Street Bank and Trust Company, as Trustee (the "Trustee"). The Notes will mature on February 15, 2030. Each Note will bear interest from February 15, 2000, or from the most recent interest payment date to which interest has been paid, at the rate of 8.125% per annum, payable semiannually on February 15 and August 15, commencing on August 15, 2000 to the person in whose name such Note is registered at the close of business on the preceding February 1 and August 1, respectively. Interest on the Notes will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. The Notes are redeemable as set forth under "--Optional Redemption."

Optional Redemption

     The Notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments on such Notes discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 25 basis points plus accrued interest on the principal amount being redeemed to the redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. If we redeem less than all the Notes, the Trustee will select Notes for redemption by lot or in the manner the Trustee deems appropriate and fair. If we redeem any
Note in part only, we will issue a new Note or Notes in principal amount equal to the unredeemed principal portion. No Notes of a principal amount of $1,000 or less will be redeemed in part. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Mandatory Redemption

     We will not be required to make any mandatory sinking fund payments with regard to the Notes.

Defeasance

     The defeasance provisions of the Indenture will apply to the Notes.

Additional Notes

     The Notes are initially being offered in the aggregate principal amount of $400,000,000. We may, without the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes in all respects, including having the same CUSIP number, so that such additional notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes. No additional notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.

Covenants

     The covenants summarized below will be applicable (unless waived or amended) so long as any of the Debt Securities (as defined in the accompanying prospectus) are outstanding.

   Limitation on Liens

     We will not, and will not permit any of our Subsidiaries to, incur any Debt secured by a Lien on any Principal Property without making effective provision for securing all outstanding Debt Securities of each series having the benefit of this covenant equally and ratably with such Debt as to such Principal Property.

     The foregoing restrictions will not apply to:

     (1)  Liens existing at the date of original issuance of the Notes;

     (2)  any Liens securing Debt owed by us to one or more of our Subsidiaries;

     (3)  Liens on any Principal Property of a Person existing prior to the time
          (A) such Person becomes our Subsidiary, (B) such Person merges into or consolidates with one of our Subsidiaries or (C) another of our Subsidiaries merges into or consolidates with such Person (in a transaction in which such Person becomes our Subsidiary);

     (4) Liens on any Principal Property existing at the time of acquisition thereof;

     (5) Liens on any Principal Property to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the Principal Property subject to such Liens in an aggregate principal amount not to exceed the fair market value of such property, construction or improvements;

     (6) Liens on any Principal Property of us or any of our Subsidiaries in favor of governmental bodies to secure certain advance or progress payments pursuant to any contract or statute; and

     (7) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (1) through (6), so long as such Lien does not extend to any other property and the Debt so secured is not increased.

     Notwithstanding the foregoing, we or our Subsidiaries may incur Debt secured by Liens which otherwise would be subject to the foregoing restrictions, in an aggregate amount which, together with all other such Debt outstanding secured by Liens and all Attributable Debt outstanding in respect of Sale and Leaseback Transactions (other than as permitted by the first paragraph under the "Limitation on Sale and Leaseback Transactions" covenant described below), does not exceed 10% of Consolidated Net Tangible Assets.

   Limitation on Sale and Leaseback Transactions

     We will not, and will not permit any of our Subsidiaries to, enter into any Sale and Leaseback Transaction on any Principal Property (except for a period not exceeding three years) unless:

     (1) we or such Subsidiary would be entitled to incur a Lien to secure Debt by reason of the provisions described in clauses (1) through (7) of the second paragraph under the "Limitation on Liens" covenant described above in an amount equal to the Attributable Debt of such Sale and Leaseback Transaction without equally and ratably securing all Outstanding Debt Securities of each series having the benefit of this covenant; or

     (2) we or such Subsidiary apply within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by our Board of Directors), of the property so leased to (A) the retirement of our Debt Securities or other Funded Debt or such Subsidiary's Debt Securities or other Funded Debt or (B) the acquisition of property which constitutes a Principal Property.

     Notwithstanding the foregoing, we or any of our Subsidiaries may enter into a Sale and Leaseback Transaction which would otherwise be subject to the foregoing restriction, provided the amount of Attributable Debt in respect of such Sale and Leaseback Transaction, together with all other such Attributable Debt outstanding and all Debt outstanding secured by Liens (other than as permitted by the second paragraph under the "Limitations on Liens" covenant described above), does not exceed 10% of Consolidated Net Tangible Assets.

   Limitation on Subsidiary Funded Debt and Preferred Stock

     We will not permit any of our Subsidiaries having a Principal Property to incur or suffer to exist any Funded Debt or issue any Preferred Stock except:

     (1)  Funded Debt outstanding under the Bank Credit Facility;

     (2) Funded Debt or Preferred Stock outstanding on the date of original issuance of the Notes;

     (3) Funded Debt or Preferred Stock issued to and held by us or one of our Subsidiaries;

     (4) Funded Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became our Subsidiary, (B) such Person merges into or consolidates with one of our Subsidiaries or (C) another of our Subsidiaries merges into or consolidates with such Person (in a transaction in which such Person becomes our Subsidiary);

     (5) Funded Debt or Preferred Stock incurred for the purpose of financing all or any part of the purchase price or the cost of construction of or improvements to our or one of our Subsidiaries' property in an aggregate principal amount or liquidation preference, as the case may be, not to exceed the fair market value of such property, construction or improvements; and

     (6) Funded Debt or Preferred Stock that is exchanged for, or the proceeds of which are used to refinance or refund, any Funded Debt or Preferred Stock permitted to be outstanding pursuant to clauses (1) through (5) (or any extension or renewal thereof) in an aggregate principal amount or liquidation preference, as the case may be (which, in the case of a Discount Security, shall be the issue price thereof), not to exceed the principal amount of the Funded Debt or the liquidation preference of the Preferred Stock, as the case may be, so exchanged, refinanced or refunded (which, in the case of a Discount Security, shall be the accreted value thereof).

     Notwithstanding the foregoing, our Subsidiaries may incur Funded Debt and Preferred Stock in an aggregate principal amount and liquidation preference that does not exceed 10% of Consolidated Net Tangible Assets.

Certain Definitions

     The terms set forth below are defined in the Indenture as follows (other terms are defined in the accompanying prospectus and in the Indenture):

     "Attributable Debt" when used in connection with a Sale and Leaseback Transaction involving a Principal Property shall mean, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semiannually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Bank Credit Facility" means the bank facility provided for under the Fifth Amended and Restated Credit Agreement, dated as of February 8, 2000, among us and the banks that are or become parties thereto, as it may be amended, supplemented or otherwise modified, and any successor or replacement bank facility thereto, provided that the aggregate principal amount of borrowings thereunder does not exceed $750 million.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, units representing interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, including, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers upon a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     "Comparable Treasury Issue" means the United States Treasury security selected and designated to us in writing by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the arithmetic average, as determined by the Trustee, of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

     "Consolidated Net Tangible Assets" means the total of all the assets appearing on the consolidated balance sheet of us and our Subsidiaries, less the following: (a) liabilities, (b) intangible assets, including, but without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on said balance sheet, and (c) appropriate adjustment on account of minority interests of other persons holding stock in any Subsidiary. Consolidated Net Tangible Assets shall be determined in accordance with generally accepted accounting principles applied on a consistent basis and shall be determined by reference to our most recent publicly available quarterly or annual, as the case may be, consolidated balance sheet.

     "Debt" of a Person means, all indebtedness of such Person which is for money borrowed.

     "Discount Security" means any security authenticated and delivered under the Indenture that provides for an amount less than the principal amount of that security to be due and payable upon a declaration of acceleration of the maturity of that security pursuant to Section 5.1 of the Indenture.

     "Funded Debt" means Debt which by its terms matures at, or can be extended or renewed at the option of the obligor to, a date more than twelve months after the date of the Debt's creation, including, but not limited to, outstanding revolving credit loans.

     "Incur" means to issue, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for the payment of, any Debt.

     "Independent Investment Banker" means Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing.

     "Lien" means any mortgage or deed of trust, pledge, assignment, security interest, lien, charge, or other encumbrance or preferential arrangement (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Principal Property" means (i) any refining or processing plant (together with any pipeline, terminal or other facility related to such refining or processing plant and necessary for its economic operation) or corporate offices, in any case owned or leased by us or any of our Subsidiaries, or any interest of us or any of our Subsidiaries in such property (in each case including the real estate related thereto) located within the United States of America and (ii) any Capital Stock of any Subsidiary that owns, directly or indirectly, a Principal Property of the type described in clause (i).

     "Reference Treasury Dealer" means Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and each of their successors; provided, however, that if any Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Remaining Scheduled Payments" means, the remaining scheduled payments of the principal of the Notes to be redeemed and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such person of any property or asset of such Person which has been or is being sold or transferred by such Person more than one year after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other similar amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Treasury Yield" means, with respect to any redemption date:

     (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Yield shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

     (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield shall be calculated on the third business day preceding any redemption date.

Book-Entry Procedures

     Upon issuance, all Notes will be represented by a fully registered global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company, as Depositary (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, the Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     A further description of the Depositary's procedures with respect to the Global Note is set forth in the accompanying prospectus under "Description of Debt Securities--Global Security." The Depositary has confirmed to us, the Underwriters and the Trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

     Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the Global Notes will be made by Tosco in immediately available funds.

        CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to Non-U.S. Holders. For purposes of this discussion, you are a "Non-U.S. Holder" if you are a beneficial owner of Notes who is not a "U.S. person" for U.S. federal tax purposes. A "U.S. person" is:

     o    a citizen or resident of the United States;

     o a corporation or partnership organized under the laws of the United States or any State;

     o an estate the income of which is subject to U.S. federal income tax without regard to its source; or

     o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion only applies to you if you are a Non-U.S. Holder who holds the Notes as capital assets. The tax treatment of holders of the Notes may vary depending upon their particular situations. Certain holders, including insurance companies, tax exempt organizations, financial institutions, and broker-dealers, may be subject to special rules not discussed below. Prospective investors are urged to consult their tax advisors regarding the particular U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local or other taxing jurisdictions or under any applicable tax treaty.

     For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a Note will be considered "U.S. trade or business income" if the income or gain is:

     o    effectively connected with the conduct of a U.S. trade or business; or

     o in the case of a treaty resident, attributable to a U.S. permanent establishment (or to a fixed base) in the United States if the relevant treaty so provides.

Stated Interest

     Generally, any interest we pay to you that is not "U.S. trade or business income" will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally, interest on the Notes will qualify as portfolio interest if:

     o you do not actually or constructively own 10% or more of the total voting power of all our voting stock and are not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Internal Revenue Code of 1986, as amended; and

     o you, under penalty of perjury, certify that you are the beneficial owner of the Notes, are not a U.S. person and provide your name and address on timely filed Forms W-8 BEN.

     The gross amount of payments to you of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net income basis at regular U.S. rates rather than the 30% gross rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, you must provide a properly executed Form W-8 BEN or W-8 ECI (or such successor form as the Internal Revenue Service designates), as applicable, prior to the payment of interest. These Forms must be periodically updated. If you are claiming the benefits of a treaty, you may be required in certain instances to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Sale, Exchange or Redemption of the Notes

     Except as described below and subject to the discussion concerning backup withholding, any gain you realize on the sale, exchange or redemption of a Note generally will not be subject to U.S. federal income tax, unless:

     o    the gain is U.S. trade or business income;

     o subject to certain exceptions, you are an individual who holds the Note as a capital asset and are present in the United States for 183 days or more in the taxable year of the disposition; or

     o you are subject to tax pursuant to the provisions of U.S. tax law applicable to certain former citizens and residents of the United States.

Federal Estate Tax

     Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax provided that the individual does not actually or constructively own 10% or more of the total voting power of all our voting stock and income on the Notes was not U.S. trade or business income.

Information Reporting and Backup Withholding

     We must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding or that is exempt from U.S. withholding tax pursuant to a tax treaty or the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     Backup withholding tax is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under U.S. information reporting requirements. The regulations provide that backup withholding and information reporting will not apply to our payments of principal and interest to you if you certify to your non-U.S. status under penalties of perjury or otherwise establish an exemption (provided that neither we nor our paying agent has actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

     The payment of the proceeds from the disposition of Notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless you certify your non-U.S. status under penalty of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note to or through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States will not be subject to information reporting or backup withholding.

     In the case of the payment of proceeds from the disposition of Notes to or through a non-U.S. office of a broker that is either a U.S. person or a person who has certain enumerated relationships with the United States, regulations require information reporting (but not backup withholding) on the payment, unless the broker has documentary evidence in its files that you are a Non-U.S. Holder and the broker has no knowledge to the contrary.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000. You should consult your own tax advisors with respect to the impact, if any, of the new final regulations.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you follow the requisite procedures.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated February 8, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective principal amounts of the Notes:

                     Underwriters                      Principal Amount of Notes
                     ------------                      -------------------------

Credit Suisse First Boston Corporation ............          $120,000,000
Morgan Stanley & Co. Incorporated .................           120,000,000
Donaldson, Lufkin & Jenrette Securities Corporation            36,000,000
Lehman Brothers Inc. ..............................            36,000,000
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated ...........................            36,000,000
Salomon Smith Barney Inc. .........................            36,000,000
CIBC World Markets Corp. ..........................            16,000,000
                                                             ------------
 Total ............................................          $400,000,000
                                                             ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

     The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of 0.5% of the principal amount per Note. The underwriters and selling group members may allow a discount of 0.25% of such principal amount per Note on sales to certain other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     We estimate that our out-of-pocket expenses for this offering will be approximately $2.7 million.

     The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments which the underwriters may be required to make in respect thereof.

     We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate coverage transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     o Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The underwriters and/or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to Tosco in the ordinary course of business for which the underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of pocket expenses.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

Representations of Purchasers

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "--Resale Restrictions."

Rights of Action (Ontario Purchasers)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

     Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS

     Our counsel, Stroock & Stroock & Lavan LLP of New York, New York, will pass upon the validity of the Notes. Milbank, Tweed, Hadley & McCloy LLP of New York, New York, will pass upon the validity of the Notes for the underwriters.

                                     EXPERTS

     Our and our subsidiaries' consolidated financial statements incorporated by reference in this prospectus supplement have been audited by PricewaterhouseCoopers, LLP, independent certified public accountants, for the periods indicated in their report thereon also incorporated by reference in this prospectus supplement.

PROSPECTUS
                                 $1,500,000,000

                                TOSCO CORPORATION

               DEBT SECURITIES, COMMON STOCK, PREFERRED STOCK AND
                                DEPOSITARY SHARES

                                -------------------

     Tosco Corporation ("Tosco" or the "Company") may offer and issue from time to time up to $1,500,000,000 aggregate principal amount of its securities consisting of (i) one or more series of debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) shares of its Common Stock, par value $.75 per share ("Common Stock"), (iii) shares of its Preferred Stock, par value $1.00 per share ("Preferred Stock") and (iv) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"). The Debt Securities, Common Stock, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a"Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each Depositary Share and (iv) in the case of Debt Securities, the specific title, series, aggregate principal amount, maturity, rate (or manner of calculation thereof) and time of payment of interest, form (which may be registered or bearer or certificated or global), authorized denominations, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, covenants, whether they are senior or subordinate and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, Securities covered by such Prospectus Supplement.

                                -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                -------------------

     The Securities may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. No Securities may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities. See "Plan of Distribution."

February 3, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFER THAN THOSE TO WHICH THEY RELATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR UNDER THE PROSPECTUS SUPPLEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

                              --------------------

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at7 World Trade Center (13th Floor), New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports and other information filed with the Commission may also be available at the Commission's site on the World Wide Web located at http://www.sec.gov. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc. and the Pacific Stock Exchange, Inc., on which exchanges the Company's Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          1.   Annual Report on Form 10-K for the year ended December 31, 1995.

          2. Quarterly report on Form 10-Q for the quarter ended March 31, 1996.

          3. Quarterly report on Form 10-Q for the quarter ended June 30, 1996.

          4. Quarterly report on Form 10-Q for the quarter ended September 30, 1996.

          5. Current reports on Form 8-K filed on April 25, 1996, June 12, 1996 and December 27, 1996 and Form 8-K/A filed on August 12, 1996.

          6.   Proxy Statement for 1996 Annual Meeting of Stockholders.

          7. Proxy Statement dated January 10, 1997 for Special Meeting of Stockholders.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Joseph Watson, Investor Relations, Tosco Corporation, 72 Cummings Point Road, Stamford, Connecticut 06902 (telephone
(203) 977-1000).

                           -------------------------

     IN CONNECTION WITH THE OFFERING OF THE SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF SUCH SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Tosco is one of the largest independent refiners and marketers of petroleum products in the United States, operating principally on the East and West Coasts of the United States. Tosco, through its Avon Refinery located in the San Francisco Bay Area, Ferndale Refinery located on Puget Sound north of Seattle, and Bayway Refinery located in Linden, New Jersey, processes approximately 550,000 barrels per day of crude oil and other feedstocks into various petroleum products. Tosco also owns a refinery located in Trainer, Pennsylvania, near Philadelphia. Operations at this 150,000 barrel per day facility are currently suspended and the plant is undergoing a modernization and upgrading program which is expected to be completed in June 1997, when operations are expected to recommence. Through its retail distribution network, Tosco has approximately 8,000,000 gallons per day of retail fuel sales. Tosco has extensive distribution facilities and also engages in related commercial activities throughout the United States and internationally. With the acquisition of The Circle K Corporation in May 1996, Tosco is the nation's largest operator ofcompany-controlled convenience stores. Tosco also has interests in oil shale properties in Colorado and Utah.

     On December 14, 1996, Tosco entered into a definitive agreement to acquire the West Coast petroleum refining, marketing and related supply and transportation assets of Union Oil Company of California ("Unocal"). See "Acquisition of Unocal Refining and Marketing Assets." Upon completion of the proposed acquisition, Tosco would be the largest independent refiner and marketer in the United States, with over 950,000 barrels per day of refining capacity and approximately 12,000,000 gallons per day of retail fuel sales through more than 5,300 sites.

     Tosco was incorporated under the laws of the State of Nevada in 1955. Its principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902 and its telephone number is (203) 977-1000.

ACQUISITION OF UNOCAL REFINING AND MARKETING ASSETS

     On December 14, 1996, Tosco entered into a definitive Sale and Purchase Agreement (the "Agreement") with Unocal to acquire Unocal's West Coast petroleum refining, marketing and related supply and transportation assets for a purchase price of approximately $1.4 billion, plus the value of inventory as of the closing date (the "Acquisition"). In addition, Unocal will be entitled to receive contingent participation payments over the next seven years, up to a maximum amount of $250 million, if the margin on dealer tank wagons exceeds a base index and/or the differential between California Air Resources Board Phase II gasoline and conventional gasoline exceeds a base index. For a period of 25 years, Unocal will be responsible for environmental liabilities arising out of or relating to the period prior to the closing, except that Tosco will pay the first $7 million of such environmental liabilities each year, plus 40% of any amounts in excess of $7 million per year, with Unocal paying the remaining 60% each year. The aggregate maximum amount that Tosco may have to pay in total for 25 years for such environmental liabilities is limited to $200 million. Environmental liabilities assumed by Tosco pursuant to the Acquisition will be reserved for at the time of Acquisition.

     The assets to be acquired from Unocal include the following: two petroleum refining systems comprised of four sites in California with an aggregate throughput capacity of 250,000 barrels per day; a retail gasoline system, consisting of approximately 1,350 76-branded gasoline stations, approximately 1,100 of which are company-controlled, which currently sells over 100,000 barrels per day of gasoline and diesel fuel; a distribution system comprised of13 company-owned oil storage terminals, three modern American-flag 40,000 deadweight-ton tankers and 1,500 miles of crude oil and product pipeline; the worldwide rights to the "76" and "Union 76" brands, together with the distinctive orange ball logo, in the petroleum refining and marketing businesses, except for pre-existing license grants relating to 76 Truckstops and to Uno-Ven; and Unocal's lubricants manufacturing, distribution and marketing business.

     Consummation of the Acquisition is subject to the satisfaction of a number of conditions, including obtaining governmental regulatory approvals, approval by Tosco's stockholders of an amendment to its charter to allow for the issuance of additional shares of Tosco's Common Stock and the satisfaction of other conditions normally contained in transactions of this type. Pursuant to the Agreement, on January 15, 1997, Tosco deposited into an escrow account$1 billion in cash or equivalents and the right to receive $400 million of Common Stock of Tosco. Tosco will not be required to issue Common Stock having a value of less than $45 per share. The number of shares of Common Stock to which Unocal will be entitled will be determined based on the average Tosco stock prices for the ten days preceding the date Unocal would be entitled to receive such shares. If the price is below $45 per share, each of Tosco and Unocal will have specified rights. If the charter amendment is not approved and Tosco does not elect to pay the entire purchase price in cash, either party has the right to terminate the Agreement and Unocal would receive a $20 million break-up fee. If Unocal receives shares of Common Stock, it will be granted registration rights to sell such shares and will enter into an agreement with Tosco restricting its right to sell such shares or acquire additional shares, agreeing to vote such shares at all stockholder meetings in proportion to the votes of other stockholders and undertaking not to take or influence the control of Tosco.

     The Acquisition is presently expected to close in the first quarter of 1997. There is no assurance that the Acquisition will be consummated.

RECENT FINANCINGS

     In December 1996, Tosco Financing Trust, a Delaware statutory business trust (the "Trust"), sold an aggregate of 6 million 5 3/4% trust convertible preferred securities (the "Convertible Preferred Securities") for a total sales price of $300 million in cash. Tosco owns all the common securities of the Trust. The proceeds received by the Trust from the sale of the Convertible Preferred Securities were used by the Trust to acquire $300 million of 5 3/4% Convertible Junior Subordinated Debentures due December 15, 2026 of Tosco. The Convertible Preferred Securities are convertible at any time from and after March 15, 1997 and prior to December 15, 2026 into shares of Common Stock of Tosco at an initial conversion rate of .50633 shares of Tosco Common Stock for each Convertible Preferred Security (equivalent to a conversion price of $98.75 per share of Tosco Common Stock). The conversion price will be reset if the Acquisition is terminated or not consummated on or prior to December 31, 1997. The proceeds were used to pay down borrowings under Tosco's Credit Agreement (as defined herein) and to the payment of $100 million of 9% First Mortgage Bonds due March 15, 1997.

     On January 14, 1997, Tosco sold an aggregate of $600 million of notes (the "Notes"), consisting of $200 million of 7.25% notes due 2007, $300 million of 7.80% debentures due 2027 and $100 million of 7.90% debentures due 2047. The proceeds from the Notes will be used to finance the Acquisition and have been placed in escrow pursuant to the Agreement.

     On January 14, 1997, Tosco entered into an amended and restated revolving credit agreement (the "New Credit Agreement"), which expanded Tosco's existing revolving credit agreement (the "Credit Agreement") from $600 million to $1 billion. The increased amount of availability will be used to finance the Acquisition and for working capital purposes.

                                 USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds to Tosco from the sale of the Securities offered hereby will be used for general corporate purposes, which may include financing the Acquisition. The balance of the cash portion of the purchase price for the Acquisition, including working capital, will come from Tosco's available cash, from borrowings under the New Credit Agreement, and from the net proceeds received from Tosco's sale of the Notes.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
             TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

      NINE MONTHS ENDED
        SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
     ------------------     -----------------------------------------------
     1996           1995    1995       1994      1993       1992       1991
     ----           ----    ----       ----      ----       ----       ----
     3.28x          2.08x   2.49x      2.83x     3.28x      2.71x      3.55x

     The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

     NINE MONTHS ENDED
       SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
    -------------------     -----------------------------------------------
    1996           1995     1995       1994      1993       1992       1991
    ----           ----     ----       ----      ----       ----       ----
    3.28x          2.08x    2.49x      2.31x     2.25x      1.42x      2.78x

     For the purpose of computing the above ratios, earnings consist of consolidated income from operations before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt, one third (the proportion deemed representative of the interest factor) of net rentals and amortization of debt discount and expense.Fixed charges and preferred stock dividends include the foregoing, plus dividends on preferred stock adjusted to a pre-tax basis.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Securities.

     The Senior Debt Securities are to be issued in one or more series (each such series a "Series") under an Indenture dated as of May 1, 1996, to be supplemented by one or more supplemental indentures (the "Senior Indenture") between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"). The form of the Senior Indenture is included as an exhibit to the Registration Statement. The Subordinated Debt Securities are to be issued under a separate indenture to be entered into between the Company and the Trustee (the "Subordinated Indenture"). The form of Subordinated Indenture will be filed in connection with any offering of Subordinated Debt. The Senior Indenture and Subordinated Indenture are collectively referred to herein as the "Indentures."

GENERAL

     The Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that debt securities of any Series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other indebtedness or securities which may be issued by the Company. All Senior Debt Securities will be unsecured and will not rank below any other unsecured indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement. The Trustee will authenticate and deliver Debt Securities executed and delivered to it by the Company as set forth in the Indentures.

     Reference is made to the Prospectus Supplement for the following and other possible terms of each Series of the Offered Securities in respect of which this Prospectus is being delivered: (i) the title of the Offered Securities; (ii) any limit upon the aggregate principal amount of the Offered Securities; (iii) if other than 100% of the principal amount, the percentage of their principal amount at which the Offered Securities will be offered; (iv) the date or dates on which the principal of the Offered Securities will be payable (or method of determination thereof); (v) the rate or rates (or method of determination thereof) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Offered Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which Offered Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem, repurchase or repay Offered Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (ix) the events of default or covenants relating to the Offered Securities, to the extent different from or in addition to those described herein; (x) whether the Offered Securities will be issued in certificated and/or book-entry form; (xi) whether the Offered Securities will be in registered or bearer form and the denominations thereof; (xii) whether the Debt Securities offered will be Senior Debt Securities or Subordinated Debt Securities; (xiii) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; and (xiv) any other terms or conditions not inconsistent with the provisions of the Indentures upon which the Offered Securities will be offered.

     Unless otherwise provided in the Prospectus Supplement relating to any Offered Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable and exchangeable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security Register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

     Unless otherwise set forth in the Prospectus Supplement, Debt Securities may be issued only in fully registered form in minimum denominations of $1,000 and any integral multiple thereof. Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same Series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with all conditions and covenants contained in the Indentures.

     The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Securities at the option of the holders thereof. Any such obligations applicable to a Series of Debt Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise described in a Prospectus Supplement relating to any Offered Securities, there are no covenants or provisions contained in the Indentures which may afford the holders of Offered Securities protection in the event of a highly leveraged transaction involving the Company. Except as otherwise described in the Prospectus Supplement, any such covenants or provisions will not be subject to waiver by the Company's Board of Directors without the consent of the holders of not less than a majority in principal amount of Debt Securities of each Series as described under "Modification of the Indentures" below.

CONVERSION RIGHTS

     The terms on which Debt Securities of any Series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or are Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities.

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior

Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on indebtedness for borrowed money, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other indebtedness for borrowed money which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include the Subordinated Debt Securities.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to the other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular Series.

GLOBAL SECURITY

     Unless otherwise set forth in the Prospectus Supplement, upon issuance, each Series of Debt Securities will be represented by a single global security (the "Global Security") which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and will be registered in the name of the Depositary or a nominee of the Depositary.

     Upon the issuance of the Global Security, the Depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by the Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, if any. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depositary, or its nominee, is the registered owner of the Global Security, the Depositary or the nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Indentures. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the individual Debt Securities represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indentures.

     Payments of principal of (and premium, if any) and interest (if any) on individual Debt Securities represented by the Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent, or the Securities Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that, upon receipt of any payment of principal, premium or interest in respect of the Global Security, the Depositary immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Security as shown on the records of the Depositary. Payments by Participants to owners of beneficial interests in the Global

Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Security for such Series. Further, if the Company so specifies with respect to the Debt Securities of a Series, an owner of a beneficial interest in the Global Security may, on terms acceptable to the Company, the Trustee and the Depositary, receive Debt Securities in definitive registered form in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of Debt Securities in definitive registered form equal in principal amount to such beneficial interest. Debt Securities in definitive registered form of such Series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Except as provided above, owners of beneficial interests in the Global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in a Global Security for a Series of Debt Securities must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of such securities under the Indentures. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in the Global Security desires to give or take any action to which a holder is entitled to give or take under the Indentures, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the underwriters, if any), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or the representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

COVENANTS

     Any applicable covenants with respect to the Offered Securities will be described in the Prospectus Supplement.

EVENTS OF DEFAULT

     As to any Series of Debt Securities, the Indentures define the following events as "Events of Default": (a) failure to pay interest on any Debt Security of such Series after the interest becomes due and payable and continuance of such default for a period of 30 days (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (b) failure to pay all or any portion of the principal of any Debt Security of such Series when such principal becomes due and payable at maturity without any grace period (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (c) default in the performance, or breach, of any other covenant of the Company for the benefit of the Debt Securities of such Series that continues for a period of 30 days (or such other period specified in such other document) after written notice of such default has been given (i) to the Company by the Trustee or (ii) to the Company and the Trustee by the holders of at least 25% of the Debt Securities of such Series then outstanding; or (d) certain events of bankruptcy, insolvency, or reorganization which are voluntary or, if involuntary, continue for a period of 90 days.

     Additional Events of Default may be added for the benefit of holders of certain Series of Debt Securities or the Events of Default may be changed, which additions or changes will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each Series of any continuing default known to the Trustee which has occurred with respect to that Series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of or interest on any of the Debt Securities of such Series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such Series.

     The Indentures provide that if an Event of Default (other than an Event of Default described in clause (d) above) with respect to any Series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that Series then outstanding may declare the principal amount of, and accrued and unpaid interest on, all Debt Securities of that Series to be due and payable immediately. Upon certain conditions such acceleration may be annulled. The Indentures provide that if an Event of Default described in clause (d) shall have occurred and be continuing, the principal amount of (and accrued and unpaid interest on) all Debt Securities of all Series shall ipso facto become due and payable immediately, without any declaration or other act on the part of the Trustee or any holder. Any past defaults and the consequences thereof (except a default in the payment of principal of or interest on Debt Securities of that Series) may be waived by the holders of a majority in principal amount of the Debt Securities of that Series then outstanding. The Indentures also permit the Company not to comply with certain covenants in the Indentures with respect to Debt Securities of any Series upon waiver by the holders of a majority in principal amount of the Debt Securities of such Series then outstanding.

     Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default with respect to any Series of Debt Securities shall occur and be continuing, the Trustee shall not be under any obligation to exercise any of the trust powers vested in it by the Indentures at the request or direction of any of the holders of that Series, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the Debt Securities of each Series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indentures or exercising any trust power conferred on the Trustee with respect to the Debt Securities of that Series; provided that the Trustee may refuse to follow any direction which is in conflict with any law or the Indentures and subject to certain other limitations.

     No holder of any Debt Securities of any Series will have any right by virtue or by availing of any provision of the Indentures to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indentures or for any remedy thereunder, unless such holder shall have previously given the Trustee written notice of an Event of Default with respect to Debt Securities of that Series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that Series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that Series a direction inconsistent with such request. However, the right of a holder of any Debt Security to receive payment of the principal of and any interest on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indentures provide that the Company may consolidate with, or sell, convey or lease all or substantially all of its assets to, or merge with or into any other corporation, if (i) either the Company is the continuing corporation, or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the Debt Securities outstanding under the Indentures according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the Indentures to be performed or observed by the Company and (ii) immediately after such merger or consolidation, or such sale, conveyance or lease, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

SATISFACTION AND DISCHARGE OF INDENTURES

     The Indentures with respect to any Series (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Debt Securities of such Series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all principal of and interest on all the Debt Securities of such Series or the deposit with the Trustee of cash or appropriate Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indentures and the terms of the Debt Securities of such Series.

MODIFICATION OF THE INDENTURES

     The Indentures contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each Series at the time outstanding under the Indentures, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indentures or any supplemental indenture with respect to the Debt Securities of such Series or modifying in any manner the rights of the holders of the Debt Securities of such Series; provided that no such supplemental indenture may (i) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereof, or reduce any amount payable on redemption thereof (including any amount with respect to original issue discount), or reduce the amount of original issue discount security payable upon acceleration or provable in bankruptcy, or impair or affect the right of any holder of Debt Securities to institute suit for payment thereof, or, if the Debt Securities provide therefor, any right of repayment at the option of the holders of the Debt Securities, without the consent of the holder of each Debt Security so affected, (ii) reduce the aforesaid percentage of Debt Securities of such Series, the consent of holders of which is required for any such supplemental indenture, without the consent of the holders of all Debt Securities of such Series so affected or (iii) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities. Additionally, in certain prescribed instances, including the establishment of the forms or terms of Debt Securities of any Series, the Company and the Trustee may execute supplemental indentures without the consent of the holders of Debt Securities.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, if such provision is made applicable to the Debt Securities of any Series, that the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, and interest on, all Debt Securities of such Series when due) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities upon the deposit with the Trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and interest, if any, on the outstanding Debt Securities of such Series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indentures) with regard to certain matters, including an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any Series.

CERTAIN DEFINITIONS

     The terms set forth below are defined in the Indentures as follows:

     "Government Obligations" means, unless otherwise specified pursuant to the Indentures, securities which are (i) direct obligations of the United States government for which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by, or acting as an agency or instrumentality of, the United States government, the payment of which obligations is unconditionally guaranteed by the United States government, and which, in either case, are full faith and credit obligations of the United States government, and which are not callable or redeemable at the option of the issuer thereof prior to their stated maturity.

     "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of the outstanding capital stock (or other interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, general partners, managers, managing members, managing partners or trustees thereof or, if such persons are not elected, to vote on any matter that is submitted to the vote of all persons holding ownership interests in such entity) is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

APPLICABLE LAW

     The Debt Securities and the Indentures will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Trustee may provide various commercial banking services to the Company from time to time. Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act of 1939 and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under either the Subordinated Indenture or the Senior Indenture. In that event, the Company would be required to appoint a successor trustee for such Indenture.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 12,000,000 shares of Preferred Stock, $1.00 par value per share, of which no Preferred Stock was outstanding at the date hereof. Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable certificate of designations supplementary to the Articles of Incorporation designating terms of a series of Preferred Stock which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

     The issuance of Preferred Stock could adversely affect the voting power, dividend rights and other rights of holders of Common Stock. Issuance of Preferred Stock also could, depending on the terms of such issue, either impede, delay, prevent or facilitate a merger, tender offer or change in control of the Company. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of Preferred Stock will provide the Company with increased flexibility in structuring possible further financing and acquisitions and in meeting other needs that might arise.

TERMS

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including:

          (1)  The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6)  The provision for a sinking fund, if any, for such Preferred
               Stock;

          (7) The provision for redemption, if applicable, of such Preferred Stock;

          (8)  Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (12) A discussion of federal income tax considerations applicable to such Preferred Stock;

          (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company; and

          (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rates may be variable or fixed or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred

Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current divided period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     The terms, if any, on which shares of a series of Preferred Stock may be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, will be set forth in the Prospectus Supplement applicable to such series.

RIGHTS UPON LIQUIDATION

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, then, before any distribution or payment shall be made to the holders of Common Stock or any other class or series of capital shares of the Company ranking junior to such series of Preferred Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to accrued and unpaid dividends for the then current dividend period and, if such series of Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not be entitled to vote, except as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     Applicable Nevada law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by the Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that is it not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holders' order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or wilful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of capital stock, and the Company has agreed that upon

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receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipt. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into capital stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The

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


obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                           DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized capital stock of the Company includes 50 million shares of Common Stock, $.75 par value per share. At December 27, 1996 there were 43,671,907 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote for each share held and have the sole right and power to vote in all matters on which a vote of stockholders is taken, except as otherwise provided by statute and subject to voting rights of any holders of Preferred Stock. Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Tosco, subject to the rights of the holders of any shares of Preferred Stock, the holders of Common Stock are entitled to receive the net assets of Tosco in proportion to the respective number of shares held by them. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock are not subject to further call or redemption and all outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     All shares of Common Stock issued and sold will be duly authorized, fully paid, and non-assessable. The Company has paid quarterly dividends since 1989.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Common Stock is Boston EquiServe, Boston, Massachusetts.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as their agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of

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the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as their agents to solicit offers by certain institutions to purchase Securities from them at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     The Securities (other than Common Stock) will be a new issue of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities, other than Common Stock.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the Securities offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP of New York, New York.

                                     EXPERTS

     The consolidated balance sheets of Tosco as of December 31, 1995 and 1994, and the consolidated statements of income, common shareholders' equity (deficit) and cash flows, and the financial statement schedules, for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of 76 Products Company and subsidiaries (a division of Union Oil Company of California) as of September 30, 1996 and December 31, 1995 and the related consolidated statements of operations, cash flows and parent company investment for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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